As filed with the Securities and Exchange Commission on January 30, 2004

Registration No. 333-108612

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

Post-Effective Amendment No. 1
to

FORM S-3

REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

_________________

NPS Pharmaceuticals, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	420 Chipeta Way	87-0439579
(State or other jurisdiction of	Salt Lake City, Utah 84108-1256	(I.R.S. Employer
incorporation or organization)	(801) 583-4939	Identification No.)
(Address and telephone number, principal executive offices)

_________________

James U. Jensen, Vice President,
Corporate Development and Legal Affairs, Secretary
NPS Pharmaceuticals, Inc.
420 Chipeta Way, Salt Lake City, Utah 84108-1256
(Name, address and telephone number, of agent for service)

with a copy to:

Thomas E. Hartman
Foley & Lardner
3000 K Street, N.W., Suite 500
Washington, D.C. 20007
(202) 672-5300

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

_________________

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.   |_|

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.   |X|

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.   |_|

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) of the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.   |_|

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.   |_|

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

NPS PHARMACEUTICALS, INC.

$192,000,000

3% Convertible Notes due 2008 and
Shares of Common Stock Issuable upon Conversion of the Notes

_________________

        This prospectus covers resales by selling securityholders of our 3% Convertible Notes due 2008 and shares of our common stock into which the notes are convertible.

        Holders may convert the notes into shares of our common stock at a conversion rate of 27.3336 shares per $1,000 principal amount of notes (representing a conversion price of approximately $36.59), subject to adjustment, before close of business on June 15, 2008.

        Beginning June 20, 2006, we may redeem any of the notes at a redemption price of 100% of their principal amount, plus accrued and unpaid interest. The holders may require us to redeem their notes at any time prior to the maturity following a fundamental change (as described under “Description of Notes—Redemption at Option of the Holder”), at a repurchase price equal to 100% of their principal amount, plus accrued and unpaid interest.

        The notes are our senior unsecured debt and will rank on a parity with all of our other existing and future unsecured senior unsecured debt and prior to all subordinated debt. The notes will be subordinated to all liabilities of our subsidiaries.

        For a more detailed description of the notes, see “Description of Notes” beginning on page 18.

        Prior to this offering, the notes have been eligible for trading on the PORTAL Market of the Nasdaq Stock Market. Notes sold by means of this prospectus are not expected to remain eligible for trading on the PORTAL Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market.

        Our common stock is quoted on the Nasdaq National Market under the symbol “NPSP.” On January 29, 2004, the reported last sale price of our common stock on the Nasdaq National Market was $34.77 per share.

        Investing in the notes involves risks. See “Risk Factors” beginning on page 3.

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        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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The date of this Prospectus is January 30, 2004.

        As used in this prospectus, “NPS,” “company,” “we,” “our,” “ours,” and “us” refer to NPS Pharmaceuticals, Inc. and its consolidated subsidiaries except where the context otherwise requires or as otherwise indicated.

        You should rely only on the information contained in, or incorporated by reference into, this prospectus. We have not authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus. Offers to sell, and solicitation of others to buy, shares of our common stock pursuant to this prospectus are only being made in jurisdictions where such offers and solicitations are permitted. The information contained, or incorporated by reference into, this prospectus is accurate only as of the respective dates thereof, regardless of the time of delivery of this prospectus or any sale of the common stock. It is important for you to read and consider all the information contained in this prospectus, including the documents incorporated herein by reference, in making your investment decision. In particular, you should read and consider the information in the documents we have referred you to in “Where You Can Find More Information” below.

i

SUMMARY

        This summary provides an overview of selected information and does not contain all the information you should consider before investing in our notes or common stock. To fully understand this offering and its consequences to you, you should read this entire prospectus carefully, including the “Risk Factors” section and the documents that we incorporate by reference into this prospectus, before making an investment decision.

NPS Pharmaceuticals, Inc.

        Our objective is to build a profitable biopharmaceutical company by discovering, developing and commercializing small molecule drugs and recombinant proteins. Our current product candidates are primarily for the treatment of bone and mineral disorders, gastrointestinal disorders and central nervous system disorders.

        Our product pipeline consists of product candidates in various stages of clinical development and preclinical development. One of our product candidates, cinacalcet HCl, is the subject of a new drug application, or NDA, that has been filed with the United States Food and Drug Administration (FDA) by our corporate licensee, Amgen, Inc., and is the subject of a similar application filed with the European Agency for the Evaluation of Medicinal Products (EMEA) in Europe. We have completed a pivotal Phase III clinical trial with another product candidate, PREOSTM. The data from the study is being collected and finalized and we have commenced preparation of an NDA to be filed with the FDA. Additional product candidates, teduglutide, formerly referred to as ALX-0600, and isovaleramide, formerly referred to as NPS 1776, are in Phase II clinical trials. PREOS, teduglutide, and isovaleramide are proprietary to and are being developed by us. PREOS is our brand name for our recombinant, full-length parathyroid hormone that we are developing for the treatment of osteoporosis. Teduglutide is our analog of glucagon-like peptide 2 that we are developing for the treatment of gastrointestinal disorders such as short bowel syndrome and Crohn’s Disease. Isovaleramide is a small organic molecule that we are developing for the acute treatment of migraine. Cinacalcet HCl, our orally active, small molecule compound for the treatment of hyperparathyroidism, is being developed by our licensees, Amgen Inc. and Kirin Brewery Company, Ltd. Additional Phase I clinical development programs include calcilytic compounds for the treatment of osteoporosis; and delucemine, formerly referred to as NPS 1506, for acute and urgent symptoms of major depressive disorders. The calcilytic compounds are licensed to and are being developed by GlaxoSmithKline. We have entered into collaborative research, development and license agreements with AstraZeneca AB, GlaxoSmithKline and Janssen Pharmaceutical N.V., a subsidiary of Johnson & Johnson with respect to certain of our product development programs.

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        We originally incorporated in Utah in 1986 and reincorporated in Delaware in 1992. In December 1999, we acquired Allelix Biopharmaceuticals, Inc., or Allelix, a biopharmaceutical company based in Ontario, Canada. We now operate Allelix as a subsidiary, and refer to it as NPS Allelix. Our executive offices are located at 420 Chipeta Way, Salt Lake City, Utah 84108-1256. Our telephone number is (801) 583-4939. Our Internet site is at http://www.npsp.com. Information found on our Internet site is not part of this prospectus.

        “NPS” and “NPS Pharmaceuticals” are our registered trademarks. We have applied to the United States Patent and Trademark Office for registration of the trademark “PREOS.” All other trademarks, trade names or service marks appearing in this prospectus are the property of their respective owners.

The Notes

The Notes	$192,000,000 aggregate principal amount of 3% Convertible Notes due 2008.
Maturity Date	June 15, 2008.
Interest	3% per annum on the principal amount from June 17, 2003, payable semi-annually in arrears in cash on June 15 and December 15 of each year, beginning December
15, 2003.
Ranking	The notes are our unsecured senior debt obligations and rank equally in right of payment with all of our existing and future unsecured senior indebtedness. The notes are junior to any of our secured obligations to the extent of the collateral pledged and are also effectively subordinated to all liabilities of our subsidiaries, including trade payables.
Conversion	You may convert the notes into shares of our common stock, par value $.001 per share, which we refer to as our common stock, at a conversion rate of 27.3336 shares per $1,000 principal amount of notes (representing a conversion price of approximately $36.59), subject to adjustment, prior to the close of business on the final maturity date.
Sinking Fund	None.
Optional Redemption	We may redeem any of the notes beginning June 20, 2006, by giving you at least 30 days'
notice. We may redeem the notes either in whole or in part at a redemption price equal to
100% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, to, but excluding, the redemption date.
Fundamental Change	If a fundamental change (as described under “Description of
Notes—Redemption at Option of the Holder”) occurs prior to maturity, you may require us to redeem all or part of your notes at a redemption price equal to 100% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, to, but excluding, the redemption date.
Use of Proceeds	We will not receive any proceeds from the sale of the notes or the shares of common stock offered by this prospectus. See "Selling Securityholders."
Common Stock	5,247,336 shares of our common stock initially issuable upon conversion of the Notes, which amount may be adjusted as a result of stock splits, stock dividends and antidilution provisions.
NASDAQ National Market Symbol
of our common stock	NPSP

RISK FACTORS

        Before making an investment in our common stock, you should carefully consider the following Risk Factors, in addition to the other information included or incorporated by reference into this prospectus. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our notes or common stock could decline, and you may lose all or part of the money you paid to buy our notes or common stock.

Risks Related to Our Business

        We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.

        With the exception of 1996, we have not been profitable since our inception in 1986. We reported net losses of $86.8 million, $50.0 million and $32.1 million for the years ended 2002, 2001 and 2000, respectively, $28.9 million and $18.3 million for the three months ended September 30, 2003 and 2002, respectively, and $121.9 million and $61.4 million for the nine months ended September 30, 2003 and 2002, respectively. As of September 30, 2003, we had an accumulated deficit of approximately $369.7 million. We have not generated any revenue from product sales to date, and it is possible that we will never have significant, if any, product sales revenue. We expect to continue to incur losses for at least the next several years as we and our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidates, particularly PREOS and cinacalcet HCl, as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates.

        We do not have, and may never develop, any commercial drugs or other products that generate revenues.

        Our existing product candidates will require significant additional development, clinical trials, regulatory clearances and additional investment before they can be commercialized. Our product development efforts may not lead to commercial drugs for a number of reasons, including the failure of our product candidates to be safe and effective in clinical trials or because we have inadequate financial or other resources to pursue the programs through the clinical trial process. We do not expect to be able to market any of our existing product candidates for a number of years, if at all.

        We are substantially dependent on our and our licensees’ ability to successfully and timely complete clinical trials and obtain regulatory approval to market our most advanced product candidates, PREOS and cinacalcet HCl. Our business will be materially harmed and our stock price adversely affected if regulatory approval is not obtained with respect to either or both of these product candidates.

        We have completed dosing in a pivotal Phase III clinical trial for PREOS and are gathering and analyzing the final data from the trial. We are also conducting other clinical trials with PREOS to support the expected filing of an NDA with the FDA. Amgen has completed Phase III clinical trials for cinacalcet HCl, a compound intended to treat hyperparathyroidism, and has filed applications to market the product with both the FDA and the EMEA. Our success will depend, to a great degree, on Amgen’s and our ability to obtain the requisite regulatory approval to market the two product candidates. The process of obtaining FDA and other regulatory approvals is costly, time consuming, uncertain and subject to unanticipated delays. In order to obtain the necessary regulatory approval, we must demonstrate with substantial evidence from well-controlled clinical trials and to the satisfaction of the applicable regulatory reviewing agency that each of these products is both safe and efficacious. To date we have not demonstrated long-term safety or efficacy with PREOS and the results of the pivotal Phase III clinical trial have yet to be finalized and analyzed. While Amgen has completed Phase III clinical trials with cinacalcet HCl and announced the successful results of those studies, there is no assurance that the FDA or the EMEA will accept the results of those studies and determine that the applicable regulatory requirements for approval have been met. We cannot predict the ability of our third party service providers to collect the data from our pivotal trials with PREOS, analyze the data, and deliver their final reports to us. There may be significant delays in this process. Furthermore, the results of the pivotal trial with PREOS may indicate that the product is neither safe nor efficacious. Additionally, the FDA may require additional testing for safety and efficacy, which would result in a substantial delay in the regulatory approval process for both Amgen and us. If Amgen or we fail to successfully obtain regulatory approvals for PREOS or cinacalcet HCl, or both or either of us face significant delays, our business will be materially harmed and our stock price will be adversely affected.

        We have no manufacturing capabilities. We depend on third parties, including a number of sole suppliers, for manufacturing and storage of our product candidates used in our clinical trials. Product introductions may be delayed or suspended if the manufacture of our products is interrupted or discontinued.

        We do not have manufacturing facilities to produce sufficient supplies of PREOS, teduglutide or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third parties for manufacturing and storage of our product candidates. If we are unable to contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the manufacturing process or our relationships with our manufacturers, we may not have sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

        We have entered into agreements with contract manufacturers to manufacture clinical and commercial supplies of PREOS. These contract manufacturers are our only source for the production and formulation of PREOS. To date, these contract manufacturers have produced only small quantities of PREOS relative to those needed for commercialization. In addition, we have experienced difficulties in producing clinical supplies of PREOS that meet our specifications on a timely basis. We cannot be certain that these difficulties will not reoccur in the future.

        We will depend on contract manufacturers to supply commercial-scale quantities of PREOS. In October 2002, we entered into an agreement with Boehringer Ingelheim Austria GmbH, or BI, for the manufacture of bulk drug supplies of PREOS in support of commercial launch. Under this agreement, we have initiated the technology transfer process and are implementing appropriate testing, documentation and quality standards and procedures in preparation for the commencement of commercial production. The technology transfer process will be lengthy and complicated, and we will expend substantial resources over the term of the agreement. In addition, FDA and comparable foreign regulatory approvals of the production process at BI may be required. The BI agreement further provides a general basis for the parties to mutually agree as to the terms of any future production of PREOS, based in part on current projections as to yield and other matters. Any failure to successfully transition on a timely basis our bulk manufacturing to BI would delay our commercialization efforts.

        We are also seeking arrangements with contract manufacturers for supplies of teduglutide and isovaleramide to be used in future clinical trials. To this extent, we have entered into agreements with SynCo and BI to manufacture clinical supplies of teduglutide. We are engaged in discussions with contract manufacturers for supplies of isovaleramide. If clinical supplies of teduglutide or isovaleramide are disrupted, exhausted, or fail to arrive when needed, we will have to substantially curtail or postpone initiation of planned clinical trials with those product candidates.

        We depend on a number of contract manufacturers to supply key components of PREOS. For instance, we depend on SynCo Bio Partners B.V., or SynCo, and Boehringer Ingelheim Austria GmbH, or BI, to produce supplies of bulk drug product of PREOS to support the PREOS clinical trials and the commercial launch of PREOS. To date SynCo has been able to produce sufficient supplies of bulk drug product to meet our requirements. The technology transfer process at BI has started and we expect BI to produce bulk drug supply of PREOS on a timely basis. We also depend on Vetter Pharma-Fertigung GmbH, or Vetter, for the production of finished supplies of PREOS. Because the “fill and finish” part of the manufacturing process for PREOS requires the use of Vetter’s proprietary technology, Vetter is our sole source for finished supplies of PREOS. Absent the development of an alternative method of delivery of PREOS, we will remain dependent on the availability of this proprietary technology. Vetter has only produced small quantities of finished supplies of PREOS to date. There is a risk that Vetter may not be able to scale to commercial production of PREOS. We are also subject to the risk that disruptions in Vetter’s operations would result in delays in PREOS’ clinical trials, regulatory approvals and commercial introduction. In January 2004, we entered into a capacity reservation agreement with Vetter under which we have reserved future production capacity at Vetter for commercial supplies of PREOS. If Vetter is unable to produce finished supplies of PREOS in required quantities, on a timely basis or at all, we could be forced to ultimately develop an alternative delivery process for PREOS, which would require additional clinical trials and regulatory approvals. Any disruption or termination of our relationship with Vetter would materially harm our business and financial condition and cause our stock price to decline.

        Dependence on contract manufacturers for commercial production involves a number of risks, many of which are outside our control. These risks include potential delays in transferring technology, and the inability of our contract manufacturer to scale production on a timely basis, to manufacture commercial quantities at reasonable costs, to comply with current good manufacturing practices and to implement procedures that result in the production of drugs that meet our specifications and regulatory requirements.

        Our reliance on contract manufacturers exposes us to additional risks, including:

•	there may be delays in scale-up to quantities needed for clinical trials or failure to manufacture such quantities to our specifications, or to deliver such quantities on the dates we require;

•	our current and future manufactures are subject to ongoing, periodic, unannounced inspection by the FDA and corresponding state and international regulatory authorities for compliance with strictly enforced cGMP regulations and similar foreign standards, and we do not have control over our contract manufactures’ compliance with these regulations and standards;

•	our current and future manufacturers may not be able to comply with applicable regulatory requirements, which would prohibit them from manufacturing products for us;

•	if we need to change to other commercial manufacturing contractors, the FDA and comparable foreign regulators must approve these contractors prior to our use, which would require new testing and compliance inspections, and the new manufacturers would have to be educated in, or themselves develop substantially equivalent processes necessary for, the production or our products;

•	our manufacturers might not be able to fulfill our commercial needs, which would require us to seek new manufacturing arrangements and may result in substantial delays in meeting market demand; and

•	we may not have intellectual property rights, or may have to share intellectual property rights, to any improvements in the manufacturing processes or new manufacturing processes for our products.

        Any of these factors could cause us to delay or suspend clinical trials, regulatory submission, required approvals or commercialization of our products under development, entail higher costs and result in our being unable to effectively commercialize our products.

        We do not currently intend to manufacture any of our product candidates, although we may choose to do so in the future. If we decide to manufacture our products, we would be subject to the regulatory risks and requirements described above. We would also be subject to similar risks regarding delays or difficulties encountered in manufacturing our pharmaceutical products and we would require additional facilities and substantial additional capital. We cannot assure you that we would be able to manufacture any of our products successfully in accordance with regulatory requirements and in a cost-effective manner.

        Failure to timely produce adequate clinical and commercial supplies of our lead product candidate, PREOS, could require usto modify or terminate certain of our Phase III clinical trials of PREOS, or delay commercial launch, which would materially harm ourbusiness, cause our stock price to decline and impair our ability to raise capital.

        On May 15, 2002, we reported that we were unable to produce finished clinical supplies of PREOS that met our release specifications. PREOS is formulated as a freeze-dried powder that is reconstituted into a liquid when inserted into its injector pen for patient use. We require that the reconstituted drug remain stable in liquid form for a specified period under refrigeration. Some production batches at that time had exhibited precipitation of the reconstituted drug before the expiration of the required time period. We have since implemented changes in the process used to prepare the finished drug. Since we instituted those changes, all batches have passed stability specifications. Based on our continued work, and on contacts with regulatory agencies, we do not believe that any further changes will be required in our production processes to proceed with the filing of an NDA for PREOS.

        We currently have sufficient clinical supplies of PREOS to complete those clinical studies to be included in our NDA filing, but have not yet produced sufficient quantities of PREOS to meet all of our clinical trial needs. We believe that our contract manufacturers will be able to produce sufficient supply of PREOS to complete all of our ongoing clinical studies. However, if any of the problems we have experienced in the past reoccur and as a result we are unable to produce, in a timely manner, adequate clinical supplies to meet the needs of our current clinical trials, we may be required to modify our finished product formulation and modify or terminate our clinical trials for PREOS. Any modification of our finished product or modification or termination of our clinical trials could adversely affect our ability to obtain necessary regulatory approvals and significantly delay or prevent the commercial launch of the product, which would materially harm our business, cause our stock price to decline and impair our ability to raise capital.

        Clinical trials are long, expensive and uncertain processes and the FDA may ultimately not approve any of our product candidates. We cannot assure you that data collected from preclinical and clinical trials of our product candidates will be sufficient to support approval by the FDA, the failure of which could delay our profitability and adversely affect our stock price.

        Many of our research and development programs are at an early stage. Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule, and the FDA may not ultimately approve our product candidates for commercial sale. Further, even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer-term treatment. Drugs in late stages of clinical development may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. For example, positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials. All of our potential drug candidates are prone to the risks of failure inherent in drug development. The clinical trials of any of our drug candidates, including PREOS, teduglutide and isovaleramide, could be unsuccessful, which would prevent us from commercializing the drug. Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our stock price.

        If we fail to maintain our existing or establish new collaborative relationships, or if our collaborators do not devoteadequate resources to the development and commercialization of our licensed drug candidates, we may have to reduce our rate ofproduct development and may not see products brought to market or be able to achieve profitability.

        Our strategy for developing, manufacturing and commercializing our products includes entering into various relationships with large pharmaceutical companies to advance many of our programs. We have granted exclusive development, commercialization and marketing rights to a number of our collaborators for some of our key product development programs, including cinacalcet HCl, calcilytics, mGluRs and glycine reuptake inhibitors. Except in the case of our collaboration with AstraZeneca for research involving mGluRs, our collaborators have full control over those efforts in their territories and the resources they commit to the programs. Accordingly, the success of the development and commercialization of product candidates in those programs depends on their efforts and is beyond our control. For us to receive any significant milestone or royalty payments from our collaborators, they must advance drugs through clinical trials, establish the safety and efficacy of our drug candidates, obtain regulatory approvals and achieve market acceptance of those products. As a result, if a collaborator elects to terminate its agreement with us with respect to a research program, our ability to advance the program may be significantly impaired or we may elect to discontinue funding the program altogether. For example, in early 2002, Abbott terminated its agreement with respect to isovaleramide, and Forest Laboratories has terminated its agreement with us with respect to ALX-0646. As a result, the advancement of these programs was delayed.

        Under our agreement with AstraZeneca, we are required to co-direct the research and to pay for an equal share of the preclinical research costs, including capital and a minimum number of personnel through March 2006 unless earlier terminated by AstraZeneca or us upon six months advance written notice. This commitment of personnel and capital may limit or restrict our ability to initiate or pursue other research efforts.

        As part of our product development and commercialization strategy, we evaluate whether to seek collaborators for our product candidates. If we elect to collaborate, we may not be able to negotiate collaborative arrangements for our product candidates on acceptable terms, if at all. If we are unable to establish collaborative arrangements, we will either need to increase our expenditures and undertake the development and commercialization activities at our own expense or delay further development of the affected product candidate.

        Collaborative agreements, including our existing collaborative agreements, pose the following risks:

•	our contracts with collaborators may be terminated and we may not be able to replace our collaborators;

•	the terms of our contracts with our collaborators may not be favorable to us in the future;

•	our collaborators may not pursue further development and commercialization of compounds resulting from their collaborations with us;

•	a collaborator with marketing and distribution rights to one or more of our product candidates may not commit enough resources to the marketing and distribution of such candidates;

•	disputes with our collaborators may arise, leading to delays in or termination of the research, development or commercialization of our product candidates, or resulting in significant litigation or arbitration;

•	contracts with our collaborators may fail to provide significant protection if one or more of them fail to perform;

•	in some circumstances, if a collaborator terminates an agreement, or if we are found to be in breach of our obligations, we may be unable to secure all of the necessary intellectual property rights and regulatory approval to continue developing the same compound or product;

•	our collaborators could independently develop, or develop with third parties, drugs that compete with our products; and

•	we may be unable to meet our financial or other obligations under our collaborative agreements.

        We cannot assure you of the success of our current collaborative efforts nor can we assure you of the success of any of our future collaborative efforts. If our collaborative efforts fail, our business and financial condition would be materially harmed.

        Because we do not have marketing, sales or distribution capabilities, we may be unable to market and sell our products andgenerate revenues.

        We have recruited and continue to recruit sales, marketing, market research, and product planning personnel. However, we still require additional sales, marketing and distribution capabilities. In order to commercialize any product candidates for which we receive FDA approval, we will have to develop a sales and marketing force or rely on third parties to perform these functions. To market products directly, we will have to develop a marketing and sales force with technical expertise and supporting distribution capability. Our inability to develop expertise and attract skilled marketing and sales personnel to establish in-house sales and distribution capabilities may limit our ability to gain market acceptance for our products and generate revenues. For example, if we are successful in our Phase III clinical trials with PREOS, and the FDA grants approval for the commercialization of PREOS, we will be unable to introduce the product to market without developing these capabilities internally or establishing a marketing collaboration with a pharmaceutical company with those resources. We have begun to develop our internal sales and marketing force but cannot assure you that we will be successful in our efforts to establish this force. Further, if we establish relationships with one or more large pharmaceutical companies with existing distribution systems and direct sales forces to market any or all of our product candidates, we cannot assure you that we will be able to enter into or maintain agreements with these companies on acceptable terms, if at all.

        In addition, we expect to begin to incur significant expenses in developing sales, marketing and distribution capabilities in advance of determining our commercialization strategy with respect to one or more of our product candidates, including determining whether to establish a collaboration with one or more pharmaceutical companies. The determination of our commercialization strategy with respect to a product candidate will depend on a number of factors, including:

•	the extent to which we are successful in securing collaborative partners to offset some or all of the funding obligations with respect to product candidates;

•	the extent to which our agreement with our collaborators permits us to exercise marketing or promotion rights with respect to the product candidate;

•	how our product candidates compare to competitive products with respect to labeling, pricing, therapeutic effect and method of delivery; and

•	whether we are able to establish agreements with third party collaborators, including large pharmaceutical companies, with respect to any of our product candidates on terms that are acceptable to us.

        A number of these factors are outside of our control and will be difficult to determine. Therefore, we may change commercialization strategies by entering into agreements with our collaborators or third parties after we have incurred significant expenses in developing internal sales, marketing and distribution capabilities. A change of this nature could result in increased expenses or delays in commercialization and therefore could delay revenues and adversely affect our future operating results.

        We may need additional financing, but our access to capital funding is uncertain.

        Our current and anticipated operations, particularly our product development and commercialization programs for PREOS and teduglutide, require substantial capital. We expect that our existing cash and cash equivalents will sufficiently fund our current and planned operations through at least the first quarter of 2005. However, our future capital needs will depend on many factors, including the extent to which we enter into collaboration agreements with respect to any of our proprietary product candidates, receive milestone payments from our collaborators and make progress in our internally funded research, development and commercialization activities. Our capital requirements will also depend on the magnitude and scope of these activities, our ability to maintain existing and establish new collaborations, the terms of those collaborations, the success of our collaborators in developing and marketing products under their respective collaborations with us, the success of our contract manufacturers in producing clinical and commercial supplies of our product candidates on a timely basis and in sufficient quantities to meet our requirements, competing technological and market developments, the time and cost of obtaining regulatory approvals, the extent to which we choose to commercialize our future products through our own sales and marketing capabilities, the cost of preparing, filing, prosecuting, maintaining and enforcing patent and other rights and our success in acquiring and integrating complimentary products, technologies or companies. We do not have committed external sources of funding, and we cannot assure you that we will be able to obtain additional funds on acceptable terms, if at all. If adequate funds are not available, we may be required to:

•	engage in equity financings that would be dilutive to current stockholders;

•	delay, reduce the scope of or eliminate one or more of our development programs;

•	obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or

•	license rights to technologies, product candidates or products on terms that are less favorable to us than might otherwise be available.

        If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

        Because of the uncertainty of pharmaceutical pricing, reimbursement and healthcare reform measures, we may be unable to sellour products profitably.

        The availability of reimbursement by governmental and other third-party payors affects the market for any pharmaceutical product. These third-party payors continually attempt to contain or reduce the costs of healthcare. There have been a number of legislative and regulatory proposals to change the healthcare system and further proposals are likely. Under current guidelines, Medicare does not reimburse patients for self-administered drugs. Medicare’s policy may decrease the market for our products that are designed to treat patients with age-related disorders, such as osteoporosis and hyperparathyroidism. Significant uncertainty exists with respect to the reimbursement status of newly approved healthcare products. In addition, third-party payors are increasingly challenging the price and cost-effectiveness of medical products and services. We might not be able to sell our products profitably or recoup the value of our investment in product development if reimbursement is unavailable or limited in scope, particularly for product candidates addressing small patient populations, such as teduglutide for the treatment of short bowel syndrome.

        As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not acceptour products, and we may not be able to complete successfully against other companies in our industry and achieve profitability.

        Many of our competitors have drug products that have already been approved or are in development, and operate large, well-funded research and development programs in these fields. For example, Forteo, a fragment of the full-length parathyroid hormone for the treatment of osteoporosis, was introduced into the United States market in December 2002 by Lilly as a treatment for patients with osteoporosis who are at high risk of bone fracture. If PREOS is approved by the FDA, it will compete directly with Forteo and other approved therapies, including estrogen replacement therapies, biphosphonate and selective estrogen modulators therapies. Similarly, Hectoral, a product of Bone Care International, Inc. is currently being marketed as a treatment to relieve some symptoms of secondary hyperparathyroidism and, if it is approved by the FDA, will compete directly with cinacalcet HCl. Also, Genzyme Pharmaceuticals, Inc. is currently marketing RenaGel, which is a treatment for hyperphosphatemia, a condition resulting from secondary hyperparathyroidism. Many of our competitors have substantially greater financial and management resources, superior intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience. In addition, many of our competitors have significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals. Consequently, our competitors may obtain FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators.

        Existing and future products, therapies and technological approaches will compete directly with the products we seek to develop. Current and prospective competing products may provide greater therapeutic benefits for a specific problem, may offer easier delivery or may offer comparable performance at a lower cost. Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. Further, any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products. As a result, we may never achieve profitability.

        We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

        The patent positions of pharmaceutical and biotechnology firms are uncertain and involve complex legal and factual questions. The U.S. Patent and Trademark Office has not established a consistent policy regarding the breadth of claims that it will allow in biotechnology patents. If it allows broad claims, the number and cost of patent interference proceedings in the U.S. and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease. In addition, the scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued. Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented, invalidated, or found to be unenforceable. Until recently, patent applications in the United States were maintained in secrecy until the patents issued, and publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the United States after November 2000 generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application. We cannot assure you that, even if published, we will be aware of all such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

        Our commercial success depends in part on our ability to maintain and enforce our proprietary rights. If third parties engage in activities that infringe our proprietary rights, our management’s focus will be diverted and we may incur significant costs in asserting our rights. We may not be successful in asserting our proprietary rights, which could result in our patents being held invalid or a court holding that the third party is not infringing, either of which would harm our competitive position. In addition, we cannot assure you that others will not design around our patented technology.

        Moreover, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favorable to us. We cannot assure you that our pending patent applications, if issued, would be held valid or enforceable. Additionally, many of our foreign patent applications have been published as part of the patent prosecution process in such countries. Protection of the rights revealed in published patent applications can be complex, costly and uncertain.

        In order to protect goodwill associated with our company and product names, we rely on trademark protection for our marks. We have filed to register the “PREOS” trademark with the United States Patent and Trademark Office, which may or may not register this mark. A third party may assert a claim that the PREOS mark is confusingly similar to its mark, and such claims or the failure to timely register the PREOS mark or objections by the FDA could force us to select a new name for PREOS, which could cause us to incur additional expense or delay its introduction to market.

        We also rely on trade secrets, know-how and confidentially provisions in our agreements with our collaborators, employees and consultants to protect our intellectual property. However, these and other parties may not comply with the terms of their agreements with us, and we might be unable to adequately enforce our rights against these people or obtain adequate compensation for the damages caused by their unauthorized disclosure or use. Our trade secrets or those of our collaborators may become known or may be independently discovered by others.

        Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs and negatively affect our profitability.

        Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize at least some of our product candidates, including PREOS and teduglutide. In addition, third parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third parties, require disputed rights to be licensed from third parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology.

        We are subject to extensive government regulations that may cause us to cancel or delay the introduction of our products to market.

        Our research and development activities and the clinical investigation, manufacture, distribution and marketing of drug products are subject to extensive regulation by governmental authorities in the United States and other countries. Prior to marketing in the United States, a drug must undergo rigorous testing and an extensive regulatory approval process implemented by the FDA under federal law, including the Federal Food, Drug and Cosmetic Act. To receive approval, we or our collaborators must, among other things, demonstrate with substantial evidence from well-controlled clinical trials that the product is both safe and effective for each indication where approval is sought. Depending upon the type, complexity and novelty of the product and the nature of the disease or disorder to be treated, that approval process can take several years and require substantial expenditures. Data obtained from testing are susceptible to varying interpretations that could delay, limit or prevent regulatory approvals of our products. Drug testing is subject to complex FDA rules and regulations, including the requirement to conduct human testing on a large number of test subjects. We, our collaborators or the FDA may suspend human trials at any time if a party believes that the test subjects are exposed to unacceptable health risks. We cannot assure you that any of our product candidates will be safe for human use. Other countries also have extensive requirements regarding clinical trials, market authorization and pricing. These regulatory schemes vary widely from country to country, but, in general, are subject to all of the risks associated with United States approvals.

        If any of our products receive regulatory approval, the approval will be limited to those disease states and conditions for which the product is safe and effective, as demonstrated through clinical trials. In addition, results of pre-clinical studies and clinical trials with respect to our products could subject us to adverse product labeling requirements which could harm the sale of such products. Even if regulatory approval is obtained, later discovery of previously unknown problems may result in restrictions of the product, including withdrawal of the product from the market. Further, governmental approval may subject us to ongoing requirements for post-marketing studies. Even if we obtain governmental approval, a marketed product, its respective manufacturer and its manufacturing facilities are subject to unannounced inspections by the FDA and must comply with the FDA’s current Good Manufacturing Practices, or cGMP, and other regulations. These regulations govern all areas of production, record keeping, personnel and quality control. If a manufacturer fails to comply with any of the manufacturing regulations, it may be subject to, among other things, product seizures, recalls, fines, injunctions, suspensions or revocations of marketing licenses, operating restrictions and criminal prosecution. Other countries also impose similar manufacturing requirements.

        If we fail to attract and retain key employees, the development and commercialization of our products may be adversely affected.

        We depend heavily on the principal members of our scientific and management staff. If we lose any of these persons, our ability to develop products and become profitable could suffer. The risk of being unable to retain key personnel may be increased by the fact that we have not executed long-term employment contracts with our employees. We do not carry life insurance policies on any of our employees. Our future success will also depend in large part on our ability to attract and retain other highly qualified scientific and management personnel. We face competition for personnel from other companies, academic institutions, government entities and other organizations. We have operations in Salt Lake City, Utah, Parsipanny, New Jersey, Mississauga, Ontario and Toronto, Ontario. We also have executive officers and principal members of our scientific staff at each of these locations. Our future success will depend in part on how well we are able to integrate each of their efforts with the operations of the Company and how successful they are in managing personnel who are working on the same program but are spread out at various geographic locations.

        If product liability claims are brought against us or we are unable to obtain or maintain product liability insurance, we may incur substantial liabilities that could reduce our financial resources.

        The clinical testing and commercial use of pharmaceutical products involves significant exposure to product liability claims. We have obtained limited product liability insurance coverage for our clinical trial on humans, however, our insurance coverage may be insufficient to protect us against all product liability damages. Further, liability insurance coverage is becoming increasingly expensive and we might not be able to obtain or maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect us against product liability damages. Regardless of merit or eventual outcome, liability claims may result in decreased demand for a future product, injury to reputation, withdrawal of clinical trial volunteers, loss of revenue, costs of litigation, distraction of management and substantial monetary awards to plaintiffs. Additionally, if we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be adversely affected.

        Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

        Our research and development activities involve the controlled use of hazardous materials, radioactive compounds and other potentially dangerous chemicals and biological agents. Although we believe our safety procedures for these materials comply with governmental standards, we cannot entirely eliminate the risk of accidental contamination or injury from these materials. We currently have insurance, in amounts and on terms typical for companies in businesses that are similarly situated, that could cover all or a portion of a damage claim arising from our use of hazardous and other materials. However, if an accident or environmental discharge occurs, and we are held liable for any resulting damages, the associated liability could exceed our insurance coverage and our financial resources.

Risks Related to Our Common Stock

        Our stock price has been and may continue to be volatile and an investment in our common stock could suffer a decline in value.

        You should consider an investment in our common stock as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our common stock. The market price of our common stock has been highly volatile and is likely to continue to be volatile. Factors affecting our common stock price include:

•	fluctuations in our operating results;

•	announcements of technological innovations or new commercial products by us, our collaborators or our competitors;

•	published reports by securities analysts;

•	the progress of our and our collaborators’ clinical trials, including our and our collaborators’ ability to produce clinical supplies of our product candidates on a timely basis and in sufficient quantities to meet our clinical trial requirements;

•	governmental regulation and changes in medical and pharmaceutical product reimbursement policies;

•	developments in patent or other intellectual property rights;

•	publicity concerning the discovery and development activities by our licensees;

•	public concern as to the safety and efficacy of drugs that we and our competitors develop; and

•	general market conditions.

        Antitakeover provisions in our Certificate of Incorporation, Bylaws, stockholder rights plan and under Delaware law may discourage or prevent a change of control.

        Provisions of our Certificate of Incorporation and Bylaws and Section 203 of the Delaware General Corporation Law could delay or prevent a change of control of the Company. For example, our Board of Directors, without further stockholder approval, may issue preferred stock that could delay or prevent a change of control as well as reduce the voting power of the holders of common stock, even to the extent of losing control to others. In addition, our Board of Directors has adopted a stockholder rights plan, commonly known as a “poison pill,” that may delay or prevent a change of control and recently, our Board of Directors amended our Bylaws to eliminate the right of 20% of the stockholders to call a special meeting of stockholders.

        Substantial future sales of our common stock by us or by our existing stockholders could cause our stock price to fall.

        Additional equity financings or other share issuances by us could adversely affect the market price of our common stock. Sales by existing stockholders of a large number of shares of our common stock in the public market, including the sale of the shares issued to Enzon Pharmaceuticals, Inc. in June 2003 in connection with the termination of our merger agreement with Enzon, and the sale of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of our common stock to drop.

Risks Related to the Notes

        Our cash flow may not be sufficient to cover interest payments on the notes or to repay the notes at maturity.

        Our ability to make interest payments on and to repay at maturity or refinance our 3% Convertible Notes due 2008 will depend on our ability to generate sufficient cash. We have never generated positive annual cash flow from our operating activities, and we may not generate or sustain positive cash flows from operations in the future. Our ability to generate sufficient cash flow will depend on our ability, or the ability of our strategic partners, to successfully develop and obtain regulatory approval for new products and to successfully market these products, as well as the results of our research and development efforts and other factors, including general economic, financial, competitive, legislative and regulatory conditions, many of which are outside of our control.

        The notes are unsecured and, therefore, are effectively subordinated to any secured debt we may incur and effectivelysubordinated to all liabilities of our subsidiaries.

        The notes are not secured by any of our assets or those of our subsidiaries. As a result, the notes are effectively subordinated to any secured debt we may incur. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of our secured debt, if any, may assert rights against the secured assets in order to receive full payment of their debt before the assets may be used to pay the holders of the notes.

        In addition, as debt of NPS, the notes are effectively subordinated to all debt and other liabilities, including trade payables, of our subsidiaries. As of September 30, 2003, our subsidiaries had total liabilities of approximately $16.8 million, excluding intercompany liabilities.

        We may not have the financial resources to redeem, and may be subject to contractual provisions prohibiting the redemptionof, the notes upon a fundamental change.

        If a fundamental change, as described under the heading “Description of Notes—Redemption at Option of the Holder,” occurs prior to maturity, we may be required to redeem all or part of the notes. We may not have enough funds to pay the redemption price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances, or expressly prohibit our redemption of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming the notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transactions because those transactions could be structured so that they would not be considered a “fundamental change” for purposes of the indenture.

        No public market exists for the notes, and the resale of the notes is subject to uncertainties regarding the existence ofany trading market for the notes.

        The notes were issued in June 2003 and there is currently no public market. We do not intend to list the notes on any national securities exchange or automated quotation system. Although the notes were initially sold to qualified institutional buyers under Rule 144A, we cannot assure you that an active or sustained trading market for the notes will develop or that the holders will be able to sell their notes. The initial purchasers in the June 2003 private placement of the notes informed us that they intend to make a market in the notes. However, the initial purchasers may have already ceased their market making or may cease their market-making at any time.

        Moreover, even if the holders are able to sell their notes, we cannot assure you as to the price at which any sales will be made. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, our operating results, the price of our common stock and the market for similar securities. Historically, the market for convertible debt has been subject to disruptions that have caused volatility in prices. It is possible that the market for the notes will be subject to disruptions that may have a negative effect on the holders of the notes, regardless of our prospects or financial performance.

        The possible volatility of our common stock price could adversely affect your ability to resell the notes or common stockissuable upon conversion of the notes.

        Securities markets worldwide have in the recent past experienced significant price and volume fluctuations and the market prices of the securities of biopharmaceutical companies have been especially volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. Investors may be unable to resell their shares of our common stock received upon conversion of the notes at or above the conversion price. In the past, companies that have experienced volatility in the market price of their common stock have been the object of securities class action litigation. If we were to become the object of securities class action litigation, we may face substantial costs and our management’s attention and resources may be diverted, which could harm our business.

        Conversion of the notes will dilute the ownership interest of existing stockholders, including holders who had previouslyconverted their notes.

        The conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants.

        The trading price for the notes will be directly affected by the trading price for our common stock, which is impossible to predict.

        The price of our common stock could be affected by possible sales of our common stock by investors who view the notes as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that may develop involving our common stock. The hedging or arbitrage could, in turn, affect the trading prices of the notes.

RATIO OF EARNINGS TO FIXED CHARGES

        The ratio of earnings available to cover fixed charges for each of the periods indicated is as follows (dollars in thousands):

	Fiscal Year Ended December 31,					Nine Months Ended Sept 30,
	1998	1999	2000	2001	2002	2002	2003
Ratio of earnings
available to cover fixed	--	--	--	--	--	--	--
charges

        For the years ended December 31, 1998, 1999, 2000, 2001 and 2002 and the nine-month periods ended September 30, 2002 and 2003, our earnings were insufficient to cover fixed charged for those periods by $17,162, $35,654, $31,612, $49,668, $86,934, $61,423 and $124,000, respectively. In calculating the ratio of earnings available to cover fixed charges, “earnings” consist of pre-tax income (loss) before adjustments for income from equity investees, plus fixed charges and distributed income from equity investees. Fixed charges consist of interest expense and estimated interest included in rental expense.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference herein contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements represent our management’s judgment regarding future events. In many cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “plan,” “expect,” “anticipate,” “estimate,” “predict,” “intend,” “potential” or “continue” or the negative of these terms or other words of similar import, although some forward-looking statements are expressed differently. All statements other than statements of historical fact included in this prospectus and the documents incorporated by reference herein regarding our financial position, business strategy and plans or objectives for future operations are forward-looking statements. Without limiting the broader description of forward-looking statements above, we specifically note that statements regarding potential drug candidates, their potential therapeutic effect, the possibility of obtaining regulatory approval, our ability or the ability of our collaborators to manufacture and sell any products, market acceptance or our ability to earn a profit from sales or licenses of any drug candidate or discover new drugs in the future are all forward-looking in nature. We cannot guarantee the accuracy of the forward-looking statements, and you should be aware that results and events could differ materially and adversely from those contained in the forward-looking statements due to a number of factors, including:

•	the risks inherent in our research and development activities, including the successful continuation of our strategic collaborations, our and our collaborators’ ability to successfully complete clinical trials, commercialize products and receive required regulatory approvals, and the length, time and cost of obtaining such regulatory approvals;

•	competitive factors;

•	our ability to maintain the level of our expenses consistent with our internal budgets and forecasts;

•	the ability of our contract manufacturers to successfully produce adequate clinical supplies of our product candidates to meet our clinical trial and commercial launch requirements;

•	changes in our relationships with our collaborators;

•	variability of our royalty, license and other revenues;

•	our ability to enter into and maintain agreements with current and future collaborators on commercially reasonable terms;

•	uncertainty regarding our patents and patent rights;

•	compliance with current or prospective governmental regulation;

•	technological change; and

•	general economic and market conditions.

        You should also consider carefully the statements set forth in the section entitled “Risk Factors” of this prospectus, which addresses these and additional factors that could cause results or events to differ from those set forth in the forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. We have no plans to update these forward-looking statements.

USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the notes or the shares of common stock offered by this prospectus. See “Selling Securityholders.”

DESCRIPTION OF NOTES

        We issued the notes under an indenture dated as of June 17, 2003, between NPS, as issuer, and U.S. Bank National Association, as trustee. The notes and the shares issuable upon conversion of the notes are covered by a registration rights agreement. You may request a copy of the indenture and the registration rights agreement from the trustee.

        The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the indenture because it and not this description defines your rights as a holder of notes.

        As used in this “Description of Notes” section, references to “NPS,” “we,” “our” or “us” refer solely to NPS Pharmaceuticals, Inc. and not to our subsidiaries, unless the context otherwise requires.

General

        The notes are general unsecured obligations of NPS and rank on a parity with all of our other existing and future senior unsecured debt and prior to all of our subordinated debt. The notes are effectively subordinated to all debts and other liabilities of our subsidiaries. The notes are convertible into common stock as described under “—Conversion of Notes.”

        The notes are limited to $192,000,000 aggregate principal amount. The notes were issued only in denominations of $1,000 and multiples of $1,000. We use the term “note” in this prospectus to refer to each $1,000 principal amount of notes. The notes will mature on June 15, 2008 unless earlier converted or redeemed.

        Neither we nor any of our subsidiaries will be subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

        You are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “—Redemption at Option of the Holder.”

        The notes bear interest at a rate of 3% per annum. Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months and accrues from June 17, 2003 or from the most recent date to which interest has been paid or duly provided for. We will pay interest on June 15 and December 15 of each year, beginning December 15, 2003, to record holders at the close of business on the preceding June 1 and December 1, as the case may be, except that interest payable upon redemption will be paid to the person to whom principal is payable unless the redemption date is an interest payment date. Payment of cash interest on the notes will include interest accrued through the day before the applicable interest payment date or redemption date, as the case may be, except as described under “—Redemption at Option of Holder”.

        We will maintain an office in the Borough of Manhattan, The City of New York, where we will pay the principal and premium, if any, on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. We may pay interest by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds.

        However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

Conversion of Notes

        You may convert any of your notes, in whole or in part, into our common stock prior to the close of business on the final maturity date of the notes, subject to prior redemption of the notes.

        The number of shares of common stock you will receive upon conversion of your notes will be determined by multiplying the number of $1,000 principal amount notes you convert by the conversion rate on the date of conversion. The initial conversion rate for the notes is 27.3336 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of approximately $36.59 per share.

        If we call notes for redemption, you may convert the notes only until the close of business on the business day prior to the redemption date unless we fail to pay the redemption price. If you have submitted your notes for redemption upon a fundamental change, you may convert your notes only if you withdraw your redemption notice. You may convert your notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000. Upon conversion of notes, a holder will not receive any cash payment of interest unless such conversion occurs between a regular record date and the interest payment date to which it relates. We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the closing sale price of our common stock on the trading day prior to the conversion date. Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay:

•	the principal amount of the notes; and

•	accrued but unpaid interest attributable to the period from the most recent interest payment date to the conversion date.

        As a result, accrued but unpaid interest to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

        Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest payable on the notes so converted; provided that no such payment need be made if (1) we have specified a redemption date that is after a record date but on or prior to the next succeeding interest payment date, (2) we have specified a redemption date following a fundamental change that is after a record date but on or prior to the next succeeding interest payment date or (3) to the extent of any overdue interest at the time of conversion with respect to such note.

        Conversion Procedures

        To convert your note into common stock you must:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the notes to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

The date you comply with these requirements is the conversion date under the indenture. If you hold a beneficial interest in a global note, to convert you must comply with the last three requirements listed above and comply with DTC’s procedures for converting a beneficial interest in a global note.

        Conversion Rate Adjustment

        We will adjust the conversion rate if any of the following events occurs:

(1)	we issue common stock as a dividend or distribution on our common stock;

(2)	we issue to all holders of common stock certain rights or warrants to purchase our common stock;

(3)	we subdivide or combine our common stock;

(4)	we distribute to all holders of our common stock shares of our capital stock, evidences of indebtedness or assets, including securities but excluding:

•	rights or warrants specified above;
•	dividends or distributions specified above; and
•	cash distributions.

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on the principal national or regional exchange, the Nasdaq National Market or other market on which the securities are then listed or quoted.

(5)	we distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our common stock to the extent that the aggregate cash dividend per share of common stock in any quarter does not exceed 1.25% of the average of the closing sale prices of the common stock during the ten trading days immediately prior to the declaration date of the dividend, calculated at the time of the declaration of each distribution during such quarter.

If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause. If an adjustment is required to be made under this clause as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

(6)	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

(7)	someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer and, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will only be made if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the closing sale price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (7) will generally not be made if as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

        To the extent that we have a rights plan in effect at the time of any conversion of the notes into common stock, you will receive, in addition to the common stock, the rights under such rights plan, unless the rights have separated from the common stock prior to the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described in clause (4) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

        In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your notes you will be entitled to receive the same type of consideration that you would have been entitled to receive if you had converted the notes into our common stock immediately prior to any of these events.

        You may in certain situations be deemed to have received a distribution subject to U.S. federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “U.S. Federal Income Tax Considerations.”

        We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “U.S. Federal Income Tax Considerations.”

        We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Optional Redemption by NPS

        Beginning June 20, 2006, we may redeem the notes in whole or in part at a redemption price equal to 100% of the principal amount of notes being redeemed plus accrued and unpaid interest and liquidated damages, if any, to, but excluding, the redemption date, unless the redemption date falls after a record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest and liquidated damages, if any, on such interest payment date to the holder of record at the close of business on the corresponding record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

        If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to the extent practicable to be of the portion selected for redemption.

        We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing.

Redemption at Option of the Holder

        If a fundamental change occurs at any time prior to the maturity of the notes, you may require us to redeem your notes, in whole or in part, on a redemption date that is 30 days after the date of our notice of the fundamental change. The notes will be redeemable in integral multiples of $1,000 principal amount.

        We will redeem the notes at a price equal to 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, unless the redemption date falls after a record date and on or prior to the corresponding interest payment date, in which case we will pay the full amount of accrued and unpaid interest and liquidated damages, if any, on such interest payment date to the holder of record at the close of business on the corresponding record date.

        We will mail to all record holders a notice of a fundamental change within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the fundamental change notice. If you elect to redeem your notes, you must deliver to us or our designated agent, on or before the 30th day after the date of our fundamental change notice, your redemption notice and any notes to be repurchased, duly endorsed for transfer.

        The redemption notice must state:

•	if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, your redemption notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of notes to be redeemed, which must be in $1,000 multiples; and

•	that the notes are to be redeemed by us pursuant to the applicable provision of the notes and the indenture.

        You may withdraw any written redemption notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the redemption date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, that remains subject to the redemption notice.

        Payment of the redemption price for a note for which a redemption notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the notes, together with necessary endorsements, to the paying agent at its corporate trust office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the redemption notice. Payment of the redemption price for the notes will be made promptly following the later of the redemption date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the redemption date, then, on and after such date:

•	the notes will cease to be outstanding;

•	interest will cease to accrue; and

•	all other rights of the holder will terminate, except the right to receive the redemption price.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

        A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a U.S. national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on the Nasdaq National Market or any similar U.S. system of automated dissemination of quotations of securities prices.

        We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act in the event of a fundamental change.

        These fundamental change redemption rights could discourage a potential acquirer. However, this fundamental change redemption feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to redeem the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us. No notes may be redeemed by us at the option of holders upon a fundamental change if there has occurred and is continuing an event of default with respect to the notes, other than a default in payment of the redemption price with respect to the notes.

        We may be unable to redeem the notes upon a fundamental change. If a fundamental change were to occur, we may not have enough funds to pay the redemption price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting redemption of the notes under certain circumstances, or expressly prohibit our redemption of the notes upon a fundamental change or may provide that a fundamental change constitutes an event of default under that agreement. If a fundamental change occurs at a time when we are prohibited from purchasing or redeeming notes, we could seek the consent of our lenders to redeem the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to purchase or redeem the notes. Our failure to redeem tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Merger and Sale of Assets by NPS

        The indenture provides that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us, is a corporation or limited liability company organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes all of our obligations under the notes and the indenture;

•	after giving effect to such transaction, there is no event of default, and no event that, after notice or passage of time or both, would become an event of default; and

•	we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.

        When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

        The following will be events of default under the indenture:

•	we fail to pay principal or premium, if any, when due at maturity, upon redemption or otherwise on the notes;

•	we fail to pay any interest or liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days;

•	we fail to convert the notes upon exercise of a holder's conversion right;

•	we fail to provide notice of the occurrence of a fundamental change on a timely basis;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice to us from the trustee (or to us and the trustee from the holders of at least 25% in principal amount of outstanding notes); or

•	certain events involving our bankruptcy, insolvency or reorganization.

        The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, premium, interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

        If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, premium, if any, and accrued interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, premium, if any, and accrued interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, premium, if any, interest or liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

        Payments of principal, premium, if any, interest on or liquidated damages, if any, on the notes that are not made when due will accrue interest from the required payment date at the annual rate of 1% above the then applicable interest rate for the notes.

        The holders of a majority of outstanding notes will have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

        No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, premium, if any, interest on, or liquidated damages, if any, on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes;

•	the holder or holders have offered reasonable security or indemnity to the trustee against any costs, liability or expense of the trustee; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

Modification and Waiver

        The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest, including liquidated damages, if any, on any note;

•	reduce the principal amount or premium of any note;

•	reduce any amount payable upon redemption of any note;

•	adversely change our obligation to redeem any note upon a fundamental change;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note or reduce the number of shares or the amount of any other property receivable upon conversion;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

        We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Form, Denomination and Registration

        The notes will be issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

        Global Note, Book-Entry Form

        Notes will be evidenced by one or more global notes. We will deposit the global note or notes with DTC and register the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

        Beneficial interests in a global note may be held directly through DTC if such holder is a participant in DTC, or indirectly through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

        Holders who are not participants may beneficially own interests in a global note held by DTC only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not be entitled to have certificates registered in their names;

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

        We will pay interest on and the redemption price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

        We have been informed that DTC’s practice is to credit participants’ accounts on that payment date with payments in amounts proportionate to their respective beneficial interests in the principal amount represented by a global note as shown in the records of DTC, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in the principal amount represented by a global note held through participants will be the responsibility of the participants, as is now the case with securities held for the accounts of customers registered in “street name.”

        Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge such interest to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate evidencing its interest.

        Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

        DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a "clearing corporation" within the meaning of the Uniform Commercial Code; and

•	a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act.

        DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

        DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

        We will issue notes in definitive certificate form only if:

•	DTC notifies that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Securities and Exchange Act of 1934, as amended, and a successor depositary is not appointed by us within 90 days.

•	an event of default shall have occurred and the maturity of the notes shall have been accelerated in accordance with the terms of the notes and any holder shall have requested in writing the issuance of definitive certificated notes; or

•	we have determined in our sole discretion that notes shall no longer be represented by global notes.

Registration Rights of the Noteholders

        On June 17, 2003, we entered into a registration rights agreement with Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., the initial purchasers of the notes. In the registration rights agreement we agreed to file a shelf registration statement with the SEC covering resale of the registrable securities within 90 days after the date the notes were originally issued. We agreed to use our reasonable best efforts to cause the shelf registration to become effective within 180 days of the date the notes were originally issued. We agreed to use our reasonable best efforts to keep the shelf registration statement effective until the earlier of:

•	all of the registrable securities have been sold pursuant to the shelf registration statement of pursuant to Rule 144 under the Securities Act of any similar provision then in force; or

•	the expiration of the holding period with respect to the registrable securities under Rule 144(k) under the Securities Act, or any successor provision.

        We may suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 30 days in any three-month period; or

•	an aggregate of 90 days for all periods in any 12-month period.

        Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions.

        We will pay predetermined liquidated damages on any interest payment date if the shelf registration statement is not made effective or if the prospectus is unavailable for periods in excess of those permitted above:

•	on the notes at an annual rate equal to 0.5% of the aggregate principal amount of the notes outstanding until the registration statement is filed or declared effective or during the additional period the prospectus is unavailable; and

•	on the common stock that has been converted, at an annual rate equal to 0.5% of an amount equal to $1,000 divided by the conversion rate in effect during any such periods.

        A holder who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

•	be named as a selling securityholder in the related prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

        Under the registration rights agreement we will:

•	provide to each holder of registrable securities copies of the prospectus;

•	notify holders when the shelf registration statement has become effective, and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

        This summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

        Notice to holders of the registered notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing. Notice of a redemption of notes will be given not less than 30 nor more than 60 days prior to the redemption date and will specify the redemption date. A notice of redemption of the notes will be irrevocable.

Information Concerning the Trustee

        We have appointed U.S. Bank National Association, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

        The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates will be permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

Governing Law

        The notes and the indenture shall be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF CAPITAL STOCK

        The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to the more complete descriptions set forth in our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws. We have filed these documents as exhibits to certain of the documents incorporated by reference into this prospectus.

General

        We are authorized to issue 105,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value. As of January 26, 2004, there were approximately 37,135,799 shares of our common stock, and no shares of our preferred stock, issued and outstanding.

        Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by the stockholders and there are no cumulative voting rights. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably the dividends, if any, that are declared from time to time by the board of directors out of funds legally available for that purpose. If there is a liquidation, dissolution or winding up of the company, the holders of common stock are entitled to share in any assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and nonassessable. The powers, preferences and rights of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Stockholder Rights Plan

        On December 4, 1996, our board of directors adopted a stockholder rights plan and declared a distribution of one preferred stock purchase right for each share of our common stock outstanding on December 31, 1996, and each share of common stock issued after that date. Our board amended the plan on December 31, 2001 to increase the purchase price and extend the term. The rights are transferable with our common stock until they become exercisable, but are not exercisable until the distribution date described in the plan. Generally, the plan distribution date will not occur until a person or group acquires or makes a tender offer for 20 percent or more of our outstanding common stock. The rights expire on December 31, 2011 unless we redeem them at an earlier date. The expiration date may be extended by our board. When a right becomes exercisable, its holder is entitled to purchase from us 1/100th of a share of preferred stock at a purchase price of $300.00, subject to adjustment in certain circumstances.

        Until the plan distribution date, the purchase rights will be evidenced by the certificates for common stock registered in the names of holders of our common stock. As soon as practical following the plan distribution date, we will mail separate certificates evidencing the rights to common stockholders of record.

        If any person or group acquires 20 percent or more of our common stock, the rights holders will be entitled to receive upon exercise, that number of shares of common stock that at the time have a market value equal to twice the purchase price of the right. The shares of preferred stock acquired upon exercise of a purchase right are not redeemable and are entitled to preferential quarterly dividends. They are also entitled to preferential rights in the event of our liquidation. Finally, if any business combination occurs in which our common shares are exchanged for shares of another company, each preferred share will be entitled to receive 100 times the amount per common share of our company.

        If we are acquired in a business combination, the purchase rights holders will be entitled to acquire, for the purchase price, that number of shares of common stock of the acquiring corporation that, at the time, have a market value equal to twice the purchase price of the purchase right. Our board has the right to redeem the purchase rights in certain circumstances for $.01 per share, subject to adjustment.

        The rights plan is designed to protect our stockholders in the event of unsolicited offers to acquire us and other coercive takeover tactics, which, in the board’s opinion, would impair its ability to represent our stockholders’ interests. The rights plan may make an unsolicited takeover more difficult or less likely to occur or may prevent a takeover, even though it may offer our stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our stockholders.

Other Obligations to Issue Capital Stock

        We have adopted and maintain equity incentive plans pursuant to which we are authorized to issue stock, stock options and other types of compensation for employees, consultants and other persons who provide services to us. Our employees are also given the right to purchase our common stock at favorable purchase prices under some of these plans. In the event of a change in control transaction in which we are not the surviving corporation or in which more than 50 percent of the shares of our common stock entitled to vote are exchange, all outstanding, unvested options shall vest and become immediately exercisable. As of January 26, 2004, we had outstanding options to acquire 3,946,741 shares of common stock under these plans. We have reserved an additional 2,550,470 shares of common stock for future issuance under these plans.

Anti-Takeover Provisions

        Delaware Law. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination” includes a merger, asset sale, or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15 percent or more of the corporation’s voting stock. A corporation may “opt out” of this statute, which we have not done.

Certificate of Incorporation and Bylaws Provisions

        Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws include the following provisions, among others, that could discourage potential acquisition proposals and could delay or prevent a change of control of NPS:

•	the number of directors that constitutes the whole board of directors shall be fixed exclusively by one or more resolutions adopted by the board of directors;

•	vacancies on our board of directors, including those resulting from an increase in the number of directors, shall be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the board of directors, and not by the stockholders;

•	a stockholder’s notice of the stockholder’s intent to bring business before an annual meeting or to nominate a person for election to the board of directors must be received by us within strict guidelines which may make it more difficult for stockholders to bring items before the meetings; and

•	our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws do not provide for cumulative voting in the election of directors.

        In addition, the authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of NPS.

Transfer Agent and Registrar

        The transfer agent and registrar of our common stock is Computershare, Inc. Their address is 350 Indiana Street, Golden, Colorado 80401, and their telephone number is (303) 262-0600.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

        This section summarizes the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and the shares of common stock into which the notes may be converted. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions, each as available on the date hereof. All of the foregoing are subject to change, possibly with retroactive effect or different interpretations. In either case, the tax consequences of purchasing, owning or disposing of the notes or the common stock could differ from those described in this summary. This summary applies only to U.S. holders (as defined below) that purchase the notes in the initial offering at their issue price and hold the notes or common stock as capital assets, generally property held for investment purposes.

        For purposes of this summary, a U.S. holder is a beneficial owner of the notes or the common stock that, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States or any State thereof (including the District of Columbia);

•	an estate if its income is subject to U.S. federal income taxation regardless of its source; or

•	a trust if such trust validly elects to be treated as a United States person for U.S. federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

        This summary generally does not address tax considerations that may be relevant to particular investors, such as:

•	financial institutions;

•	insurance companies;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	real estate investment trusts;

•	regulated investment companies;

•	grantor trusts;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	persons that will hold the notes or common stock as part of a "hedging" or "conversion" transaction or as a position in a "straddle" for U.S. federal income tax purposes;

•	U.S. holders that have a "functional currency" other than the United States dollar; and

•	persons subject to the alternative minimum tax.

        YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AND THE CONSEQUENCES OF FEDERAL ESTATE OR GIFT TAX LAWS, FOREIGN, STATE, OR LOCAL LAWS AND TAX TREATIES.

        Taxation of Interest

        U.S. holders will be required to recognize as ordinary income any interest paid or accrued on the notes, in accordance with their regular method of tax accounting for U.S. federal income tax purposes. It is expected that the notes will be issued without original issue discount for U.S. federal income tax purposes; however, if the “stated redemption price at maturity” of the notes (generally, the sum of all payments required under the notes other than payments of stated interest) exceeds their issue price by more than a de minimis amount, a U.S. holder will be required to include such excess in gross income as original issue discount, as it accrues, using a constant-yield method prior to the receipt of cash payments attributable to this income.

        We may be required to make additional payments to holders of the notes if we do not file or cause to become effective a registration statement, as described under “Description of Notes—Registration Rights of the Noteholders,” or if there is an event of default under the notes. The original issue discount rules allow contingent payments such as these to be disregarded in computing a holder’s interest income if the contingency is “remote.” We believe that the possibility is remote that we will make the additional payments described above. Our determination in this regard is binding on U.S. holders unless they disclose their contrary position.

        Sale, Exchange or Redemption of the Notes

        A U.S. holder will generally recognize capital gain or loss if the holder disposes of a note in a sale, redemption or exchange other than a conversion of the note into common stock. The holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the note. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the note. The holder’s tax basis in the note generally will equal the amount the holder paid for the note. The portion of any proceeds that is attributable to accrued interest will not be taken into account in computing the holder’s capital gain or loss. Instead, that portion will be recognized as ordinary interest income as described above under “—Taxation of Interest”, to the extent that the holder has not previously included the accrued interest in income. The gain or loss recognized by a holder on a disposition of the note will be long-term capital gain or loss if the holder held the note for more than one year. Long-term capital gains of non-corporate taxpayers are taxed at lower rates than those applicable to ordinary income (except for certain categories of dividend income). The deductibility of capital losses is subject to limitations. The registration of the notes will not constitute a taxable exchange for U.S. federal income tax purposes and, thus, a U.S. holder will not recognize any gain or loss upon such registration.

        Conversion of the Notes for Common Stock

        A U.S. holder generally will not recognize any income, gain or loss on converting a note into common stock, except that the fair market value of common stock received with respect to accrued interest will be taxed as a payment of interest as described under “—Taxation of Interest,” above. If the U.S. holder receives cash in lieu of a fractional share of common stock, however, the holder would be treated as if he received the fractional share and then had the fractional share redeemed for the cash. The U.S. holder would recognize capital gain or loss equal to the difference between the cash received and that portion of his basis in the common stock attributable to the fractional share. The U.S. holder’s aggregate basis in the common stock received upon conversion of a note will equal the holder’s adjusted basis in the note, increased, for a cash method holder, by the amount of income recognized with respect to accrued interest, and decreased by the portion of basis allocable to the fractional share. The holder’s holding period for the common stock received upon conversion of a note will include the period during which he held the note, except that the holding period of any common stock received with respect to accrued interest will commence on the day after the date of conversion.

        Constructive Dividends

        If at any time the conversion rate of the notes is increased, such increase may be deemed to be the payment of a taxable distribution, for U.S. federal income tax purposes, to the holders of the notes. For example, an increase in the conversion rate in the event of distributions of our debt instruments, or our assets, or an increase in the event of a cash dividend, generally will be treated as deemed distribution to the U.S. holders of the notes, but an increase in the event of stock dividends or the distribution of rights to subscribe for our common stock generally will not. In certain circumstances, the failure to make an adjustment to the conversion rate under the indenture may result in a taxable distribution to U.S. holders of our common stock.

        Dividends

        If, after a U.S. holder converts a note into common stock, we make a distribution in respect of that stock, the distribution will be treated as a dividend, taxable to the U.S. holder as ordinary income, to the extent it is paid from our current or accumulated earnings and profits. In the case of certain taxpayers, including individuals, the federal income tax rate applicable to dividends may be lower than the rate applicable to other categories of ordinary income. If the distribution exceeds our current and accumulated profits, the excess will be treated first as a tax-free return of the U.S. holder’s investment, up to the holder’s basis in the common stock. Any remaining excess will be treated as capital gain. If the U.S. holder is a U.S. corporation, it generally would be able to claim a dividends received deduction equal to a portion of any dividends received, subject to customary limitations and conditions.

        Sale or Exchange of Common Stock

        A U.S. holder will generally recognize capital gain or loss on a sale or exchange of our common stock. The U.S. holder’s gain or loss will equal the difference between the proceeds received by the holder and the holder’s adjusted tax basis in the stock. The proceeds received by the holder will include the amount of any cash and the fair market value of any other property received for the stock. The gain or loss recognized by a holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the shares for more than one year. The registration of the common stock issuable upon conversion of the notes will not constitute a taxable exchange for U.S. federal income tax purposes and, thus, a U.S. holder will not recognize any gain or loss upon such registration.

        Backup Withholding and Information Reporting

        The Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are interest, dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by backup withholding rules. These rules require the payors to withhold tax at rates specified in the Code from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number or repeatedly failing to report interest or dividends on his returns. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

        Payments of interest or dividends to non-corporate U.S. holders of notes or common stock will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number.

        Payments made to U.S. holders by a broker upon a sale of notes or common stock generally will be subject to information reporting and backup withholding. If, however, the sale is made through a foreign office of a U.S. broker, the sale will be subject to information reporting but not backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

        Any amounts withheld from a payment to a U.S. holder of notes or common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided the required information is furnished to the IRS.

        Disclosure Authorization

        Notwithstanding anything herein to the contrary, holders (and each employee, representative or other agent of the holders) may disclose to any and all persons, without limitation of any kind, the U.S. federal income tax treatment and tax structure of the offering and all materials of any kind (including opinions or other tax analyses) that are provided to the holders relating to such tax treatment and tax structure. For this purpose, “tax structure” is limited to facts relevant to the U.S. federal income tax treatment of the offering and does not include information relating to our identity, or the identity of our affiliates, agents or advisors.

        THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR NOTES OR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

        We originally issued and sold the notes to the Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. in transactions exempt from the registration requirements of the Securities Act, and they immediately resold the notes to persons they reasonably believed to be qualified institutional buyers. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

        The following table sets forth information with respect to the selling holders and the principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders through January 27, 2004. Because the selling holders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. The table below assumes that the selling holders will sell all of their notes or common stock, unless otherwise indicated. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or common stock since the date on which they provided the information regarding their notes and common stock in transactions exempt from the registration requirements of the Securities Act.

Name	Principal amount of Notes Beneficially Owned and Offered (1)	Common Stock Beneficially Owned (2)		Common Stock Offered	Principal Amount of Notes Owned After Completion of Offering	Common Stock Beneficially Owned After Completion of the Offering
AIG DKR SoundShore Holdings, Ltd.	$480,000	13,120		13,120	0	0
AIG DKR SoundShore Opportunity Holding Fund, Ltd.	$144,000	3,936		3,936	0	0
AIG DKR SoundShore Strategic Holding Fund, Ltd.	$626,000	17,111		17,111	0	0
Alexandra Global Master Fund, LTD	$16,650,000	455,104		455,104	0	0
Argent Classic Convertible Arbitrage (Bermuda) Fund Ltd.	$8,200,000	224,136		224,136	0	0
Argent Classic Convertible Arbitrage Fund LP	$2,300,000	62,867		62,867	0	0
Argent Classic Convertible Arbitrage Fund II, LP	$800,000	21,867		21,867	0	0
Argent LowLev Convertible Arbitrage Fund LLC	$1,100,000	30,067		30,067	0	0
Argent LowLev Convertible Arbitrage Fund II, LLC	$146,000	3,991		3,991	0	0
Argent LowLev Convertible Arbitrage Fund Ltd.	$3,200,000	87,468		87,468	0	0
BNP Paribas Equity Strategies, SNC	$888,000	37,408	(3)	24,272	0	13,136
BP Amoco PLC Master Trust	$411,000	11,234		11,234	0	0
CC Convertible Arbitrage Ltd.	$1,000,000	27,334		27,334	0	0
CNH CA Master Account, L.P.	$1,250,000	34,167		34,167	0	0
Calamos(R)Market Neutral Fund- Calamos(R)Investment Trust	$3,500,000	95,668		95,668	0	0
Chrysler Corporation Master Retirement Trust	$965,000	26,377		26,377	0	0
CIBC World Markets	$350,000	9,567		9,567	0	0
Class C Trading Company, Ltd.	$200,000	5,467		5,467	0	0
Clinton Multistrategy Master Fund, Ltd.	$9,425,000	257,619		257,619	0	0
Clinton Riverside Convertible Portfolio Limited	$11,425,000	312,286		312,286	0	0
Context Convertible Arbitrage Fund, LP	$670,000	18,314		18,314	0	0
Context Convertible Arbitrage Offshore, Ltd.	$1,080,000	29,520		29,520	0	0
CooperNeff Convertible Strategies (Cayman) Master Fund, LP	$818,000	22,359		22,359	0	0
DBAG London	$15,450,000	422,304		422,304	0	0
Delta Air Lines Master Trust - CV	$415,000	11,343		11,343	0	0
Delta Pilots Disability & Survivorship Trust - CV	$195,000	5,330		5,330	0	0
Fidelity Financial Trust: Fidelity Convertible Securities	$2,000,000	54,667		54,667	0	0
Fund
FrontPoint Convertible Arbitrage Fund, L.P.	$2,000,000	54,667		54,667	0	0
GLG Market Neutral Fund	$10,000,000	273,336		273,336	0	0
HFR CA Global Select Master Trust Account	$100,000	2,733		2,733	0	0
Hotel Union & Hotel Industry of Hawaii Pension Plan	$160,000	4,373		4,373	0	0
JMG Capital Partners, LP	$250,000	6,833		6,833	0	0
JMG Triton Offshore Fund, Ltd.	$750,000	20,500		20,500	0	0
Jefferies & Company Inc.	$3,000	82		82	0	0
LDG Limited	$127,000	3,471		3,471	0	0
Lexington Vantage Fund	$42,000	1,148		1,148	0	0

Lyxor Master Fund Ref: Argent/Low Lev CB	$600,000	16,400		16,400		0	0
Meadow IAM Limited	$500,000	13,667		13,667		0	0
McMahan Securities Co., L.P.	$1,100,000	30,067		30,067		0	0
Mellon HBV Master Multi-Strategy Fund LP	$500,000	13,667		13,667		0	0
Microsoft Corporation	$770,000	21,047		21,047		0	0
Morgan Stanley & Co. Incorporated	$10,667,000	387,863	(4)	291,568		0	96,295
Motion Picture Industry Health Plan - Active Member Fund	$105,000	2,870		2,870		0	0
Motion Picture Industry Health Plan - Retiree Member Fund	$65,000	1,777		1,777		0	0
National Bank of Canada	$4,000,000	109,334		109,334		0	0
OCM Convertible Trust	$1,050,000	28,700		28,700		0	0
Partner Reinsurance Company Ltd.	$335,000	9,157		9,157		0	0
Polaris Vega Fund L.P.	$1,500,000	41,000		41,000		0	0
Privilege Portfolio SICAV	$3,300,000	90,201		90,201		0	0
Qwest Occupational Health Trust	$125,000	3,417		3,417		0	0
Radcliffe SPC, Ltd. for or on behalf of the Class A	$10,950,000	299,303		299,303		0	0
Convertible Crossover Segregated Portfolio
RAM Trading, Inc.	$2,000,000	54,667		54,667		0	0
Salomon Brothers Asset Management, Inc.	$6,400,000	174,935		174,935		0	0
SGCowen Securities-Convertible Arbitrage	$5,000,000	136,668		136,668		0	0
SSI Blended Market Neutral L.P.	$256,000	6,997		6,997		0	0
Siemens Convertible Global Markets	$500,000	13,667		13,667		0	0
Silver Convertible Arbitrage Fund, LDC	$400,000	10,933		10,933	0
Silverbank Master, LTD	$2,000,000	54,667		54,667		0	0
Singlehedge U.S. Convertible Arbitrage Fund	$168,000	4,592		4,592		0	0
Sphinx Convertible Arb Fund SPC	$148,000	4,045		4,045		0	0
Sphinx Fund	$103,000	2,815		2,815		0	0
State Employees' Retirement Fund of the State of Delaware	$445,000	12,163		12,163		0	0
Sturgeon Limited	$126,000	3,444		3,444		0	0
Sunrise Partners Limited Partnership	$16,250,000	336,537		336,537		0	0
Tewksbury Investment Fund Ltd.	$100,000	2,733		2,733		0	0
Topanga XI	$453,000	12,382		12,382		0	0
Tribeca Investments LTD	$5,500,000	150,335		150,335		0	0
TQA Master Fund Ltd.	$1,264,000	34,550		34,550		0	0
TQA Master Plus Fund Ltd.	$1,904,000	52,043		52,043		0	0
Tredia Performance Fund Limited	$100,000	2,733		2,733		0	0
UBS O'Connor LLC F/B/O O'Connor Global Convertible	$1,000,000	27,334		27,334		0	0
Arbitrage Master Ltd.
U.S. Bancorp Piper Jaffray	$9,000,000	246,002		246,002		0	0
Vanguard Convertible Securities Fund, Inc.	$7,030,000	192,155		192,155		0	0
Viacom Inc. Pension Plan Master Trust	$14,000	383		383		0	0
Wachovia Securities LLC	$1,000,000	27,334		27,334		0	0
Windmill Master Fund, LP	$1,000,000	27,334		27,334		0	0
Wolverine Asset Management, LLC	$1,047,000	28,618		28,618		0	0
Xavex Convertible Arbitrage 2 Fund	$300,000	8,200		8,200		0	0
Xavex Convertible Arbitrage 7 Fund	$298,000	8,145		8,145		0	0
Xavex Convertible Arbitrage 10 Fund	$900,000	24,600		24,600		0	0
Zurich Institutional Benchmarks Master Fund, Ltd.	$387,000	10,578		10,578		0	0

(1)     Amounts indicated may be in excess of the total amount registered due to sales or transfers exempt from the registration requirements of the Securities Act since the date upon which the selling holders provided to us the information regarding their notes and common stock.

(2)     Unless otherwise noted, represents shares of common stock issuable upon conversion of notes.

(3)         Includes 13,136 shares of common stock beneficially owned by BNP Paribas Equity Strategies, SNC that are not offered for resale under this Prospectus.

(4)     Includes 96,295 shares of common stock beneficially owned by Morgan Stanley & Co. Incorporated that are not offered for resale under this Prospectus.

        With the exception of Morgan Stanley & Co. Incorporated, none of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. Morgan Stanley & Co. Incorporated was one of the initial purchasers of the notes described in this prospectus. The selling holders purchased the notes in private transactions on or after June 17, 2003. All of the notes were “restricted securities” under the Securities Act prior to this registration.

        Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

PLAN OF DISTRIBUTION

        The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

        The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

        In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

        The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

        Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

        In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act, and the rules thereunder relating to stock manipulation, particularly Regulation M.

        In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may transfer, devise or gift these securities by other means not described in this prospectus.

        To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

        We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and us and their and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay all costs and expenses associated with the registration of the notes and the common stock. These expenses include the SEC’s filing fees and fees under state securities or “blue sky” laws. The selling stockholders will pay all underwriting discounts, commissions, transfer taxes and certain other expenses associated with any sale of the notes and the common stock by them.

LEGAL MATTERS

        James U. Jensen, our Vice President, Corporate Development & Legal Affairs, will pass on the validity of the notes and the shares of common stock issuable upon conversion of the notes.

EXPERTS

        The consolidated financial statements of NPS Pharmaceuticals, Inc. and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, and for the period from October 22, 1986 (inception) to December 31, 2002 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2002 consolidated financial statements refers to a change in the method of amortizing goodwill and intangible assets in 2002 and in the method of recognizing revenue on nonrefundable licensing fees in 2000.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a Registration Statement on Form S-3 that we filed with the Securities and Exchange Commission. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the Securities and Exchange Commission. We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the Securities and Exchange Commission at the Securities and Exchange Commission public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room.

        Our common stock is quoted on the Nasdaq National Market under the symbol “NPSP,” and our Securities and Exchange Commission filings can also be read at the following address: Nasdaq Operations, 1735 K Street, N.W. Washington, D.C. 20006

        Our Securities and Exchange Commission filings are also available to the public on the Securities and Exchange Commission’s Internet website at http://www.sec.gov.

        We incorporate by reference into this prospectus the documents listed below and any future filings we make with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, including any filings after the date of this prospectus, until the selling security holder has sold all of the common stock to which this prospectus relates or the offering is otherwise terminated. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

•	Our Annual Report on Form 10-K/A for our fiscal year ended December 31, 2002, filed on July 29, 2003, which includes our consolidated financial statements as of December 31, 2002 and 2001 and for each of the years in the three year period ended December 31, 2002, and for the period from October 22, 1986 (inception) through December 31, 2002.

•	Our Quarterly Reports on Form 10-Q for our fiscal quarters ended March 31, 2003, June 30, 2003 and September 30, 2003.

•	Our Current Reports on Form 8-K filed on May 14, 2003, June 6, 2003, June 16, 2003, July 14, 2003, August 12, 2003, September 25, 2003, November 6, 2003 and November 20, 2003.

•	The description of our common stock contained in our Registration Statement on Form 8-A12G filed on May 23, 1994.

•	The description of our Rights Agreement and Series A Junior Participating Preferred Stock contained in our Registration Statement on Form 8-A12G/A filed on December 31, 2001 and our Current Report on Form 8-K filed on December 19, 1996.

        You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Corporate Secretary
NPS Pharmaceuticals, Inc.
420 Chipeta Way
Salt Lake City, Utah 84108
(801) 583-4939

PART II INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth the estimated costs and expenses payable by us in connection with the issuance and distribution of the common stock pursuant to this registration statement. All amounts are estimates except the SEC registration fee.

Securities and Exchange Commission Registration Fee	$ 15,533
Accountant's Fees and Expense Fee	$ 10,000
Legal Fees and Expenses Fee	$ 75,000
Miscellaneous Expense Fee	$ 9,467

Total	$110,000

Item 15. Indemnification of Directors and Officers

        Under Section 145 of the Delaware General Corporation Law, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933. The Company’s Bylaws also provide that the Company will indemnify its directors and executive officers and may indemnify its other officers, employees and other agents to the fullest extent not prohibited by Delaware law.

        The Company’s Certificate of Incorporation provides for the elimination of liability for monetary damages for breach of the directors’ fiduciary duty of care to the Company and its stockholders. These provisions do not eliminate the directors’ duty of care and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the Company, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision does not affect a director’s responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

        The Company has entered into agreements with its directors and executive officers that require the Company to indemnify such persons against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred, including expenses of a derivative action in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or officer of the Company or any of its affiliated enterprises, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

Item 16. Exhibits

Exhibit No.	Description
4.1	Specimen Common Stock Certificate (1)
4.2A	Rights Agreement, dated as of December 4, 1996, between Registrant and American Stock Transfer & Trust, Inc., with Exhibit A, Form of
Certificate of Designation of Series A Junior Participating
Preferred Stock of the Registrant; Exhibit B, Form of Right
Certificate; and Exhibit C, Summary of Rights to Purchase Shares
of Preferred Stock of the Registrant (2)
4.2B	First Amendment to the Rights Agreement and Certificate of
Compliance with Section 27 thereof, dated December 31, 2001 (3)
4.2C	Second Amendment to the Rights Agreement and Certificate of
Compliance with Section 27 thereof, dated February 19, 2003 (4)
4.3	Indenture, dated as of June 17, 2003, between Registrant and U.S.
Bank National Association, as Trustee (5)
4.4	Registration Rights Agreement., dated as of June 17, 2003, between
Registrant, Morgan Stanley & Co. Incorporated, and Goldman, Sachs
& Co (6)
5.1	Opinion of Counsel *
12.1	Computation of Ratio of Earnings to Fixed Charges *
23.1	Consent of Independent Auditors
23.2	Consent of Counsel (included in Exhibit 5.1) *
24.1	Power of Attorney (incorporated in the signature page of the
Registration Statement) *
25.1	Form of T-1 of U.S. Bank National Association *

*	Previously filed.

1.	Incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 filed on January 21, 1994 (SEC File No. 333-74318).

2.	Incorporated herein by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated December 19, 1996 (SEC File No. 000-23272).

3.	Incorporated herein by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form 8-A12G/A filed on December 31, 2001 (SEC File No. 000-23272).

4.	Incorporated herein by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A12G/A filed February 21, 2003 (SEC File No. 000-23272).

5.	Incorporated herein by reference to Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (SEC File No. 000-23272).

6.	Incorporated herein by reference to Exhibit 4.2 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (SEC File No. 000-23272).

Item 17. Undertakings

        A.      The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii)	To include any material information with respect to the Plan of Distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1) (i) and (1 (ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act that are incorporated by reference in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

        B.      The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        C.      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

        D.      The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        E.      The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under Subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to Registration Statement 333-108612 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Salt Lake City, County of Salt Lake, State of Utah, on the 30th day of January, 2004.

NPS PHARMACEUTICALS, INC.
By: /s/ James U. Jensen
James U. Jensen
Vice President, Corporate Development and
Legal Affairs and Secretary

        Pursuant to the requirements of the Securities Act of 1933 this Post-Effective Amendment No. 1 to Registration Statement 333-108612 has been signed below by the following persons in the capacities indicated as of January 30, 2004.

Signature	Title
/s/ Hunter Jackson	President, Chief Executive Officer
Hunter Jackson	and Chairman of the Board
/s/ Gerard Michel	Chief Financial Officer
Gerard Michel
/s/ Santo J. Costa*	Director
Santo J. Costa
/s/ John R. Evans*	Director
Dr. John R. Evans
/s/ James R. Groninger*	Director
James R. Groninger
/s/ Joseph Klein, III*	Director
Joseph Klein, III
/s/Donald E. Kula*	Director
Donald E. Kula, Ph.D
/s/Thomas N. Parks*	Director
Thomas N. Parks

/s/ Calvin R. Stiller*	Director
Dr. Calvin R. Stiller
/s/ Peter G. Tombros*	Director
Peter G. Tombros

*By
/s/ James U. Jensen
James U. Jensen
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
4.1	Specimen Common Stock Certificate (1)
4.2A	Rights Agreement, dated as of December 4, 1996, between Registrant and American Stock
Transfer & Trust, Inc., with Exhibit A, Form of Certificate of Designation of Series A Junior
Participating Preferred Stock of the Registrant; Exhibit B, Form of Right Certificate; and
Exhibit C, Summary of Rights to Purchase Shares of Preferred Stock of the Registrant (2)
4.2B	First Amendment to the Rights Agreement and Certificate of Compliance with Section 27 thereof, dated December 31, 2001 (3)
4.2C	Second Amendment to the Rights Agreement and Certificate of Compliance with Section 27 thereof, dated February 19, 2003 (4)
4.3	Indenture, dated as of June 17, 2003, between Registrant and U.S. Bank National Association, as Trustee (5)
4.4	Registration Rights Agreement, dated as of June 17, 2003, between Registrant, Morgan Stanley
& Co. Incorporated and Goldman, Sachs & Co. (6)
5.1	Opinion of Counsel *
12.1	Computation of Ratio of Earnings to Fixed Charges *
23.1	Consent of Independent Auditors
23.2	Consent of Counsel (included in Exhibit 5.1) *
24.1	Power of Attorney (incorporated in the signature page of the Registration Statement) *
25.1	Form of T-1 of U.S. Bank National Association *

*	Previously filed.

1.	Incorporated herein by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form S-1 filed on January 21, 1994 (SEC File No. 333-74318).

2.	Incorporated herein by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K dated December 19, 1996 (SEC File No. 000-23272).

3.	Incorporated herein by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form 8-A12G/A filed on December 31, 2001 (SEC File No. 000-23272).

4.	Incorporated herein by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A12G/A filed February 21, 2003 (SEC File No. 000-23272).

5.	Incorporated herein by reference to Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (SEC File No. 000-23272).

6.	Incorporated herein by reference to Exhibit 4.2 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2003 (SEC File No. 000-23272).